Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice to Shareholders regarding distribution of dividends dated March 4, 2008

Item 1

NOTICE TO SHAREHOLDERS ULTRAPAR PARTICIPAÇÕES S.A. CNPJ nº 33.256.439/0001-39 DISTRIBUTION OF DIVIDENDS

We hereby announce that the amount of the dividend per share of R$ 1.777031 informed on the notice to shareholders on February 20, 2008 was adjusted due to the change in the shareholders basis as a result of the shares buyback to be held in treasury after the notice was released. Considering the new shareholders basis, the amount to be paid will be R$ 1.779403 per share for the common and preferred shareholders.

São Paulo, March 04, 2008.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 5, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ Eduardo de Toledo
	Name:	Eduardo de Toledo
	Title:	Officer of Ultrapar

(Notice to Shareholders – Distribution of Dividends)